Exhibit 21.01

GLU MOBILE INC.

Subsidiaries as of March 9, 2018

State or Other
Jurisdiction of
Incorporation or
Name of Subsidiary	Organization
Cie Games LLC	Delaware, USA
Crowdstar Inc	Delaware, USA
Dairy Free Games Inc.	Delaware, USA
Glu Games Inc.	Delaware, USA
Glu Mobile Limited	Hong Kong
Glu Toronto Inc. (f/k/a Blammo Games Inc.)	Ontario, Canada
Griptonite Games India Private Limited	India

We have omitted certain subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2017.